September 23, 2024

Allan Traugott Wehnert
Chief Executive Officer
Alteral Therapeutics ApS
Mesterlodden 3 A, First Floor
DK-2820 Gentofte
Denmark

       Re: Alteral Therapeutics ApS
           Nordicus Partners Corporation
           Schedule 13D Filed by Alteral Therapeutics ApS
           Filed June 5, 2024
           File No. 005-48655
Dear Allan Traugott Wehnert:

     We have conducted a limited review of the above-captioned filing and have the following comments.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed June 5, 2024
General

1.     We note the date of the event reported as requiring the filing of the
Schedule 13D was
       May 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D
       within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the May
       14, 2024 event date, the Schedule 13D submitted on June 5, 2024 was not timely filed.
       Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
 September 23, 2024
Page 2
Item 2, page 3

2. We note that the cover page indicates that the Reporting Person is a partnership. Please amend this section to provide the information specified in Item 2 of
Schedule 13D for
       each person specified in Instruction C within the "Special Instructions for Complying
       With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.
Item 4, page 3

3. Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of
       Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of
       Regulation 13D-G.

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions